Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

:27
82: 2 3019
...le 82: 2 3590
..263
..02 8569 Facsimile 8232 8341

03037815

SUPPL

MACQUARIE
BANK

SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH, D.C. 156 SECTION

26 November 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dlw 12/4

ASIC
Australian Securities and Investments Commission

Change to company details

Form 484 - Corporations Act 2001
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A change of address, name (officeholders or members), details (ultimate holding company)
484 C issue/cancel shares, change share structure and members register

Company details

Company name
MACQUARIE BANK LIMITED
ACN / ABN
008 583 542

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date: 19/11/2003

Name

The name of the appointed officeholder is

Family name	Given names
LIVINGSTONE	CATHERINE BRIGHID

Place of birth: NAIROBI, KENYA

Date of birth: 17/09/1955

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

248 LONGUEVILLE ROAD

LANE COVE NSW 2066

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date: / /

Has the role been extended?

[ ] Yes

[ ] No

Terms of appointment

B1 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name | Given names

Place of birth

Date of birth

/ /

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

/ /

Has the role been extended?

☐ Yes

☐ No

Terms of appointment

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

☐ Director

☐ Secretary

☐ Alternate director

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name	Given names

Place of birth

Date of birth

/ /

B2 Continued... Cease another company officeholder

Role of ceased officeholder

☐ Director

☐ Secretary

☐ Alternate director

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name	Given names

Place of birth

Date of birth

/ /

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name

LEONG, DENNIS

Capacity

[ ] Director

[X] Company secretary

Signature



Date signed

25/11/2003

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	47,500 @ $18.51 each 1,668 @ $20.18 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	49,168 on 26/11/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,468,116	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,426,806	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 November 2003
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	Initial Directors' Notice lodged on 25 November 2003 in respect of holdings at 19 November 2003.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 November 2003
No. of securities held prior to change	Macquarie Bank Limited ("MBL") Fully Paid Ordinary Shares: 1,844 shares jointly held by Catherine Livingstone and Michael Satterthwaite 1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
Class	MBL fully paid ordinary shares
Number acquired	2,500 shares
Number disposed	0

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$32.90 per share
No. of securities held after change	MBL Fully Paid Ordinary Shares: 2,500 shares held by Catherine Livingstone 1,844 shares jointly held by Catherine Livingstone and Michael Satterthwaite 1,530 shares held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 26 November 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\LIVINGSTONE\cbl21112003.doc

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,244,963	277,141
4	Total consideration paid or payable for the shares	$77,838,463.81	$9,383,633.98

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.95 date:8 October 2003 lowest price paid:$32.25 date: 24 November 2003	highest price paid: $33.95 lowest price paid: $33.20 highest price allowed under rule 7.33: $35.1519

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,335,211

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26 November 2003
(Company Secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Macquarie Bank Limited
ABN : 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of appointment	19 November 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

The following are jointly held by Catherine Livingstone and Michael Satterthwaite:

Macquarie Bank Limited Fully Paid Ordinary shares

1,844 shares

Macquarie CountryWide Trust Units

11,192 ordinary units

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary	Macquarie Bank Limited Fully Paid Ordinary shares 1,530 shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

25 November 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,832
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 @ $18.51 each 6,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,832 on 25/11/03

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,418,948	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,475,974	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 November 2003
(Assistant Company secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,809,511	435,452
4	Total consideration paid or payable for the shares	$63,675,126.24	$14,163,337.57

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$35.95 date:8 October 2003 lowest price paid: $33.65 date: 26 September 2003	highest price paid: $32.75 lowest price paid: $32.25 highest price allowed under rule 7.33:$35.49

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,612,352

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date:
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

24 November 2003

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 21 November 2003, was 0.0357%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	11 August 2003 but 8 August 2003 regarding Macquarie Bank Limited (MBL) Shares and options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Wednesday 19 November 2003 re sale of 50,000 options over MBL shares Thursday 20 November 2003 re sale of 25,000 MBL shares Friday 21 November 2003 re sale of 25,000 MBL shares

+ See chapter 19 for defined terms.

No. of securities held prior to change	**Direct** 63,371 MBL fully paid ordinary shares held in the name of Allan Moss. **Indirect** MBL fully paid ordinary shares: • 315,935 shares held by Febonno Pty Limited. • 6,922 shares held by Koda Pty Limited. MBL unlisted options over unissued ordinary shares, all held by Lacuna Nominees Pty Limited as nominee for Allan Moss: • 75,000 options exercisable at $18.51 each and expiring on 13 August 2004; • 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; • 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and • 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.
Class	Macquarie Bank Limited ordinary shares and unlisted options over unissued ordinary shares.
Number acquired	Nil
Number disposed	**MBL unlisted options over unissued ordinary shares**: 50,000 vested options where the exercise conditions had been met, exercisable at $18.51 each and expiring on 13 August 2004 **MBL fully paid ordinary shares:** 50,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were sold at an average price of $15.3012 each The shares were sold at an average price of $33.4052 each

No. of securities held after change	**Direct** 13,371 MBL fully paid ordinary shares held in the name of Allan Moss. **Indirect** MBL fully paid ordinary shares: • 315,935 shares held by Febonno Pty Limited. • 6,922 shares held by Koda Pty Limited. MBL unlisted options over unissued ordinary shares, all held by Lacuna Nominees Pty Limited as nominee for Allan Moss: • 25,000 options exercisable at $18.51 each and expiring on 13 August 2004; • 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; • 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and • 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**MBL unlisted options over unissued ordinary shares**: off market trade **MBL fully paid ordinary shares:** on market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 24 November 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	127,932
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,500 @ $18.51 each 100,000 @ $20.05 each 12,960 @ $23.94 each 472 @ $29.35 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	127,932 on 24/11/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,405,116	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,489,806	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 November 2003
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE BANK LIMITED
SECOND SUPPLEMENTARY PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

This supplementary prospectus (Second Supplementary Prospectus) is intended to be read with the prospectus dated 27 June 2003, relating to Options over Shares of Macquarie Bank Limited (Prospectus) and the Supplementary Prospectus dated 1 August 2003.

IMPORTANT-PLEASE READ
Second Supplementary Prospectus dated 21 November 2003

This Second Supplementary Prospectus is dated 21 November 2003 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Second Supplementary Prospectus. Unless otherwise defined in this Second Supplementary Prospectus, terms defined in the Glossary to the Prospectus have the same meaning in this Second Supplementary Prospectus.

1. DESCRIPTION OF MACQUARIE BANK LIMITED

On 20 November 2003, MBL approved the release of its Interim Update to 30 September 2003 "Interim Update". The Interim Update contains a discussion of MBL's results and operations for the six month period to 30 September 2003 as well as factors that have impacted on its financial performance and the outlook for the coming period. The Interim Update should be referred to for details of those matters and is available to each Eligible Executive on MacNet. For those without access to MacNet, copies are available by contacting Clair Simpson on (02) 8232 5006. MBL also released other information relating to its results for the six months to 30 September 2003 to ASX which is available on MBL's website at www.macquarie.com.au/investorrelations or copies are available by contacting Clair Simpson on the number above.

MBL's basic earnings per share for the six months to 30 September 2003 were $1.16 and the interim ordinary dividend for the period was 52 cents per share franked to 90%.

2. TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since June 2003 on ASX.

MBL – Share Trading History Since June 2003

Period 2003	Monthly Share Price ($) High	Low	Close	Monthly Volume (000s)
June	29.63	27.56	28.80	18,171,869
July	30.66	28.42	30.60	12,807,665
August	32.42	29.90	31.66	21,177,828
September	34.63	31.69	34.50	16,135,705
October	36.40	34.16	34.84	21,199,786
November [to 12 November]	35.40	33.70	34.80	3,933,168

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 of the Prospectus.

3. ISSUED SHARE CAPITAL

As at 12 November 2003 the Bank's issued share capital was as follows:

	Number
Ordinary Shares	216,114,117
Macquarie Income Securities	4,000,000

Prior to September 2003 the Bank also had on issue 1,500,000 Converting Preference Shares. These were converted to 4,857,315 ordinary shares on 25 September 2003.

On 7 August 2003 the Bank notified ASX of its intention to buy-back on market the ordinary shares of the Bank resulting from the conversion of the Converting Preference Shares. As at 12 November 2003 1,809,511 ordinary shares had been bought back.

4. DIVIDEND REINVESTMENT PLAN

The Bank currently has a Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares. With effect from 30 October 2003 shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price with no issue discount.

5. ISSUES TO SPR PLAN COMPANY

The Bank is considering amending the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and consultants to the Group under other long term incentive plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

6. CHANGE OF NOMINEE COMPANY

As a result of changes to the Australian Financial Services Licensing regime and to minimise the administration and cost involved, it is proposed that Bond Street Custodians Limited, ABN 57 008 607 065 (or such other appropriately licensed company nominated by the Bank) be appointed as nominee company for the purposes of the Option Plan in place of Lacuna Nominees Pty Limited, to:

- hold Options on behalf of each Eligible Executive or their respective nominated Controlled Company or Permitted Trustee; and
- hold Options granted to the SPR Plan Company.

When this occurs, the Deed of Grant, a sample of which is set out in the Appendix to the Prospectus, between an Eligible Executive (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable, or the SPR Plan Company, as the case may be) the Bank and the nominee, will be updated to reflect the change of nominee to Bond Street Custodians Limited (or such other appropriately licensed company nominated by the Bank for this purpose).

7. DEFINITION OF EXECUTIVE

The definition of *Executive* is amended as follows:

An Associate Director, Division Director or Executive Director of, or a consultant to, the MBL Group or a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a consultant to, the MBL Group has been made.

8. GRANT OF OPTIONS

The Prospectus is amended by deleting the existing section 2.3.1 Grant of Options and substituting in its place the following:

2.3.1 Grant of Options

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;
(b) the Executive's record of employment with or service to the MBL Group;
(c) the Executive's potential contribution to the growth of the MBL Group; and
(d) any other matters which are indicative of the Executive's merit.

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of Lacuna Nominees Pty Limited or Bond Street Custodians Limited (or such other company nominated for that purpose by the Bank) on the Optionholder's behalf.

Options will only be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, Level 15 No. 1 Martin Place, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business day prior to the Scheduled Grant Date, your Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a consultant to, the MBL Group has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a consultant to, the MBL Group (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MBL Group entity by which that offer of employment or appointment is made.

On exercise of an Option by an Optionholder, the nominee (being Lacuna Nominees Pty Limited, Bond Street Custodians Limited or such other company nominated by the Bank to act as nominee) will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the beneficial owner, or otherwise dealt with by the beneficial owner, subject to the DESOP provisions described in Section 3, under which the shares are held by the Plan Company and certain restrictions are placed on the beneficial owner's ability to deal with these Shares.

9. EXERCISE PRICE

For offers made on or after 21 November 2003 the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week before the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

The exercise price applicable to an Eligible Executive is set out in his/her personalised Application Form.

10. PAYROLL TAX

The Prospectus as amended by the Supplementary Prospectus is amended by deleting the existing section 4.6 Payroll Taxation (as set out in the Supplementary Prospectus) and substituting in its place the following:

4.6 Payroll Tax

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the State where the Eligible Executive is employed.

As at 1 July 2003, New South Wales, Western Australia and the Northern Territory levy payroll tax on Options granted to employees. Payroll tax may be applicable where the Eligible Executive has an employment connection with that State including, in the case of NSW, where the Eligible Executive has an employment connection with NSW at any time during the period commencing 6 months before the date of Grant until the date of Grant. In these States payroll tax is levied on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period immediately before the date of Grant) exceeds the Exercise Price. If the market value is less than the Exercise Price, there is no payroll tax liability.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

Employees who are granted Options in the Option Plan will incur any payroll tax liability and workers compensation insurance premiums levied on the grant of Options as a charge to their BCR. This will apply to Options granted under this Prospectus.

If any other employment taxes or oncosts become payable on the grant of Options under this Prospectus under any future law or regulation, the Bank may at its discretion, charge these to the Eligible Executive's BCR.

11. CONSENT TO LODGEMENT

Each of the Voting Directors of the Bank has consented to the lodgment of this Second Supplementary Prospectus with the Australian Securities & Investments Commission.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	103,308
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	75,000 @ $18.51 each 1,668 @ $20.14 each 9,996 @ $23.94 each 3,332 @ $25.85 each 11,666 @ $26.57 each 1,666 @ $28.46 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	103,328 on 20/11/03

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,217,445	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,682,477	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 November 2003
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	59,739
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,789 @ $18.51 each 29,832 @ $23.94 each 10,833 @ $27.28 each 1,194 @ $29.35 each 2,091 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	59,739 on 21/11/03

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,277,184	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,617,738	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2003
(Assistant Company secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.